Exhibit 3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form F-3 (File No. 333-117703), the Registration Statement on Form F-3 (File No. 333-123859), the Registration Statement on Form S-8 (File No. 333-11894) pertaining to the AudioCodes Ltd. 1999 Key Employee Option Plan (F) and the AudioCodes Ltd. 1999 Key Employee Option Plan, Qualified Stock Option Plan-US Employees (F), the Registration Statement on Form S-8 (File No. 333-13268) pertaining to the AudioCodes Ltd. 1999 Key Employee Option Plan (F), as amended, and the AudioCodes Ltd. 1999 Key Employee Option Plan, Qualified Stock Option Plan-US Employees (F), the Registration Statement on Form S-8 (File No. 333-105473) pertaining to the AudioCodes Ltd. 1999 Key Employee Option Plan (F) and the AudioCodes Ltd. 1999 Key Employee Option Plan, Qualified Stock Option Plan-US Employees (F) and the Registration Statement on Form S-8 (File Number 333-13378) pertaining to the AudioCodes Ltd. 2001 Employee Stock Purchase Plan-Global Non-U.S. and the AudioCodes Ltd. 2001 U.S. Employee Stock Purchase Plan, of AudioCodes Ltd. (the “Company”) of our report dated February 1, 2006, with respect to the consolidated financial statements of the Company for the year ended December 31, 2005 included in the Company’s Report on Form 6-K for the month of March 2006.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
March 30, 2006	A member of Ernst & Young Global